

August 29, 2008

Mail Stop 4561

Kevin Sipes
Executive Vice President, Chief Financial Officer and Chief Accounting Officer
Republic Bancorp, Inc.
601 West Market Street
Louisville, Kentucky 40202
By U.S. Mail and facsimile to (502) 584-3795

Re: **Republic Bancorp, Inc.**
Form 10-K for the fiscal year ended December 31, 2007
Form 10-Q for the quarterly period ended March 31, 2008
Form 10-Q/A for the quarterly period ended March 31, 2008
Form 10-Q for the quarterly period ended June 30, 2008
File No. 000-24649

Dear Mr. Sipes:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q/A for the Quarterly Period Ended March 31, 2008
Item 4. Controls and Procedures, page 55

1. We note your disclosure that the Company's Chief Executive Officer and Chief Financial Officer concluded that disclosures controls and procedures were effective as of March 31, 2008. We also note your disclosure that the Company concluded that its internal controls related to the accrual of product rebates were not effective during the first quarter of 2008. Given the exception noted, it is unclear whether your Chief Executive Officer and Chief Financial Officer continue to believe your disclosure

controls and procedures were effective at March 31, 2008. Please revise your disclosure in Item 4 of your March 31, 2008 Form 10-Q/A to state, in clear and unqualified language, the conclusions reached by your Chief Executive Officer and Chief Financial Officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures were effective including consideration of the identified matter, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matter. Or, if true, you can state that given the identified matters, your disclosure controls and procedures were not effective. You should not, however, state the conclusion in your current disclosure, that your disclosure controls and procedures were effective except to the extent they were not effective.

2. As a related matter, we note your disclosure that management has made modifications to the internal control procedures for product rebates to remediate this deficiency and anticipates that such controls will operate effectively for the remainder of 2008 (to the extent required) and for the first quarter of 2009 tax season. Please tell us, and revise your disclosures accordingly, to explain in sufficient detail the remediation plan and when it was implemented.

Exhibits 31.1 and 31.2
Section 302 certifications

3. In future filings, please revise your certifications to exclude the title of the certifying individual from the opening paragraph. The certifications should be in the exact form as set forth in Item 601(b) (31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3492 if you have questions.

Sincerely,

John P. Nolan
Assistant Chief Accountant